UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 5)*

SITO Mobile, Ltd.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

82988R203

(CUSIP Number)

Stephen D. Baksa

2 Woods Lane, Chatham,

New Jersey, 07928

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 23, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82988R203	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON Stephen D. Baksa
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,006,060 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,006,060 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,006,060 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (2)(3)
14	TYPE OF REPORTING PERSON IN

(1) As of the date hereof, Mr. Baksa beneficially owns 1,006,060 shares of Common Stock, which includes (i) 776,326 shares of Common Stock held directly by the Reporting Person; (ii) 204,734 shares of Common Stock held by in trust for Mr. Baksa’s immediate family, (iii) 5,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Baksa on August 27, 2013 under the SITO Mobile, Ltd. 2010 Stock Option Plan (the “2010 Plan”) with an exercise price of $6.04 per share and (iv) 20,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Baksa on November 12, 2013 under the 2010 Plan with an exercise price of $6.32 per share.

(2) All percentages of beneficial ownership presented herein are based on an aggregate of 20,681,047 shares issued and outstanding as of April 14, 2017 as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2016.

(3) See Item 5.

CUSIP No. 82988R203	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON Thomas M. Candelaria
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 406,750(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 406,750 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 406,750 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% (2)
14	TYPE OF REPORTING PERSON IN

(1) As of the date hereof, Mr. Candelaria beneficially owns 406,750 shares of Common Stock, which includes (i) 386,750 shares of Common Stock held by Streamworks Technologies, Inc., a corporation for which Mr. Candelaria is the sole director and shareholder; and (ii) 20,000 shares of Common Stock held in trust for Mr. Candelaria’s immediate family.

(2) See Item 5.

CUSIP No. 82988R203	SCHEDULE 13D	Page 4 of 10

Item 1.	Security and Issuer.

This Amendment No. 5 to that certain Schedule 13D filed with the Securities and Exchange Commission on March 17, 2017, as amended by Amendments No. 1 and No. 2 thereto, both dated April 7, 2017, Amendment No. 3 thereto, dated April 13, 2017 and Amendment No. 4 thereto, dated April 28, 2017, relates to the Common Stock, $0.001 par value (the “Common Stock”) of SITO Mobile, Ltd., a Delaware corporation (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at The Newport Corporate Center, 100 Town Square Place, Suite 204, Jersey City, NJ 07310.

This Amendment No. 5 is being filed to disclose the recent activities set forth in Item 4. Capitalized terms used, but not defined herein shall have the meaning set forth in the Schedule 13D and its previous amendments.

Item 2.	Identity and Background.

No material change.

CUSIP No. 82988R203	SCHEDULE 13D	Page 5 of 10

Item 3.	Source and Amount of Funds or Other Consideration.

No material change.

Item 4.	Purpose of Transaction.

This Item 4 is hereby amended to add the paragraphs at the end hereof:

On May 23, 2017, the Reporting Persons transmitted a letter (the “Delivery Letter”) to Mr. Richard O’Connell, the Interim Chief Executive Officer and Corporate Secretary of the Issuer (the “Interim CEO”) in which the Reporting Persons delivered written consents pursuant to and in accordance with Section 228 of the General Corporation Law of the State of Delaware (the “Written Consents”), signed, in person or by proxy, by the holders of approximately 58% of the number of outstanding shares of common stock, par value $0.001 per share of the Issuer (the “Common Stock”) on the record date of May 1, 2017, which percentage exceeds the minimum number of votes that would be necessary to authorize or take action at a meeting at which all shares of Common Stock were present and voted.

The Issuer’s stockholders approved the following proposals (the “Proposals”) pursuant to the Written Consents:

1.	The purported amendment and restatement on March 23, 2017 by the Issuer’s Board of Directors (the “Board”) of the Bylaws of the Issuer (as so amended or restated, the “March Amended Bylaws”) was repealed and such March Amended Bylaws were replaced with the Bylaws previously provided as Annex II to the Reporting Persons’ definitive Consent Solicitation Statement, dated May 2, 2017 (the “New Bylaws”);
2.	The size of the Board was set at six (6) directors, notwithstanding any additions or subtractions of directors to or from the Board between April 12, 2017 and the date thereof;
3.	Each of Betsy Bernard, Richard O’Connell, Jonathan E. Sandelman, Lowell W. Robinson and Joseph Beatty (the “Former Directors”) was removed from the Board; and
4.	Each of Michael Durden, Itzhak Fisher, Thomas J. Pallack, Matthew Stecker and Thomas Thekkethala (the “Incoming Directors”) was elected to serve as a director of the Issuer.

The Delivery Letter also advised the Interim CEO that the Former Directors were no longer authorized to act on behalf of the Issuer, and requested that the Interim CEO instruct the Former Directors to refrain from any such actions, and from holding themselves out to anyone as having such authority.

The Delivery Letter requested the Interim CEO to confirm on or before 5:00 p.m., Eastern Standard Time, on May 24, 2017, (i) his acknowledgement of the immediate effectiveness of the Written Consents and, (ii) that in light of the changes to the composition of the Board, neither the Issuer nor anyone purporting to act on behalf of the Issuer, would act outside the ordinary course of business without the approval of the newly constituted Board or would make any material business decisions without the prior approval of the newly constituted Board.

Separately, also on May 23, 2017, the Reporting Persons transmitted a letter to the Interim CEO (the “Officer Letter”) in which the Reporting Persons informed the Interim CEO that the newly constituted Board had acted by unanimous written consent to terminate the employment and service of each of the Interim CEO and Mr. Lawrence Firestone, the Issuer’s former Interim Chief Financial Officer (together, the “Former Officers”), and removed them as officers of the Issuer. The Officer Letter also requested that the officers and employees of the Issuer be informed that the Former Officers no longer had legal authority with respect to the Issuer. In addition, the Officer Letter requested that employees and officers should refrain from making proprietary and confidential information available to the Former Officers and that employees and officers should deny the Former Officers access to the Issuer’s premises. Notwithstanding the letter to the Interim CEO, the Incoming Directors would be willing to consider working with the Interim CEO on a limited basis and in a different capacity following the effective change of the Issuer’s Board to ensure a smooth transition of the Issuer’s leadership. Finally, the Reporting Persons noted in the Officer Letter that the Incoming Directors and Mr. Brent Rosenthal were planning to visit the executive offices of the Issuer in the next week, and at such time, the Reporting Persons expected the books and records of the Issuer to be made available to them.

CUSIP No. 82988R203	SCHEDULE 13D	Page 6 of 10

On May 24, 2017, the Reporting Persons were advised by the Issuer, through its legal counsel, that the Issuer is “not prepared to confirm the immediate effectiveness of any” of the Written Consents that were enclosed with the Delivery Letter until independent inspectors of election engaged by the Issuer for the purpose of performing promptly a review of the validity of the consents and revocations have completed their review, determined that the requisite number of valid and unrevoked Written Consents delivered to the Issuer in accordance with the March Amended Bylaws and applicable law have been obtained to authorize or take the actions specified in the consents, and certified such determination for entry in the records of the Issuer kept for the purpose of recording the proceedings of meetings of stockholders. The Reporting Persons believe that the provision in the March Bylaws purporting to provide that no action by written consent and without a meeting is effective until such time as independent inspectors of election engaged by the Issuer have, in essence, verified such written consents and certified their determination for entry in the records of the Issuer, is contrary to Delaware corporate law.

Further, the Reporting Persons believe that, in light of the substantial and unequivocal support by the holders of more than 58% of the Issuer’s outstanding Common Stock for each of the Proposals, including replacing all of the members of the Issuer’s Board (other than Brent Rosenthal) with the Incoming Directors and repealing the March Amended Bylaws and replacing them with the New Bylaws, the Issuer’s unwillingness to concede defeat and acknowledge the validity of the Written Consents, while seeking to impose another delay, reflects a complete disregard by the individual Former Directors—Betsy Bernard, Richard O’Connell, Jonathan E. Sandelman, Lowell W. Robinson and Joseph Beatty—of their respective fiduciary duties to the Issuer and all of its stockholders and represents a waste of the Issuer’s assets. The Reporting Persons believe that it is in the best interests of the Former Directors and all of the Issuer’s stockholders for this matter to be resolved expeditiously and as amicably as possible, and that any perpetuation of this obstreperous conduct by the Former Directors will make a prompt resolution of these matters highly improbable and will clearly impede the Reporting Persons’ goal of effecting a smooth transition of leadership and authority to the properly and newly-elected Incoming Directors.

Accordingly, on May 24, 2017, Stephen D. Baksa, one of the Reporting Persons, filed the following actions, as plaintiff, with the Court of Chancery of the State of Delaware (the “Court”) against Betsy Bernard, Richard O’Connell, Jonathan E. Sandelman, Lowell W. Robinson and Joseph Beatty, as defendants, and the Issuer, as nominal defendant:

•	Verified Complaint Under Section 225 of the Delaware General Corporation Law, pursuant to which Mr. Baksa is seeking a prompt determination by the Court that the Written Consents of the holders of a majority of the outstanding shares of the Issuer removing the Former Directors and electing the New Directors to fill the resulting vacancies are valid and effective, in light of the unwillingness by the Former Directors and the Issuer to confirm the immediate effectiveness of the Written Consents;
•	Motion For Expedited Proceedings, in which Mr. Baksa has asked the Court to consider the matters described in the Verified Complaint, referred to above, for trial on an expedited basis. Mr. Baksa believes that an expedited review of these matters is necessary to avoid any uncertainty about the leadership of the Issuer which, if prolonged, may cause substantial and irrevocable harm to the Issuer, and to protect the relationships between the Issuer and the investment community, lenders and other financial intermediaries, employees, customers, vendors and other important constituencies; and
•	Motion for Status Quo Order to restrain and enjoin Former Directors Betsy Bernard, Richard O’Connell, Jonathan E. Sandelman, Lowell W. Robinson and Joseph Beatty from acting or purporting to act in any way, directly or indirectly, or causing any other person to act or purport to act, on behalf of the Issuer pending the final judgment by the Court on these matters.

Descriptions the Delivery Letter and the Officer Letter above are qualified in their entirety by the full text of each such letter, incorporated herein as Exhibits 99.4 and 99.5, respectively.

CUSIP No. 82988R203	SCHEDULE 13D	Page 7 of 10

Item 5.	Interest in Securities of the Issuer.

No material change.

CUSIP No. 82988R203	SCHEDULE 13D	Page 8 of 10

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

CUSIP No. 82988R203	SCHEDULE 13D	Page 9 of 10

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement dated as of March 17, 2017, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).
Exhibit 2:	Nomination Notice dated as of April 7, 2017 (previously filed).
Exhibit 3:	Response Letter dated as of April 28, 2017, from the Reporting Persons to the Issuer (previously filed).
Exhibit 4:	Letter dated as of May 23, 2017 from the Reporting Persons regarding delivery of consents.
Exhibit 5:	Letter dated as of May 23, 2017 from the Reporting Persons regarding termination of certain executive officers.

CUSIP No. 82988R203	SCHEDULE 13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2017

By:	/s/ Stephen D. Baksa
Name: Stephen D. Baksa

By:	/s/ Thomas Candelaria
Name: Thomas Candelaria